ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

[redacted]

03037705

November 25, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 181 SECTION

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

November 24, 2003 – Announcement Financial Results for the Quarter Ended September 30, 2003

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 12/1

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

November 25, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 181 SECTION

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

November 24, 2003 – Announcement Financial Results for the Quarter Ended September 30, 2003

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE
ENERGY INCOME FUND

3100 150 – 6th Avenue SW
Calgary, AB T2P 3Y7
T: 403-261-8810 F: 403-262-0723

Advantage Energy Income Fund – News Release

Advantage Announces Financial Results for the Quarter Ended September 30, 2003

November 24, 2003

CALGARY, ALBERTA, November 24, 2003 – Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2003.

HIGHLIGHTS

- Cash available for distribution in the third quarter of 2003 increased by 95% to $0.76 per Unit from $0.39 per Unit in the third quarter of 2002.
- Cash distributions paid to Unitholders were $0.69 per Unit representing an increase of 77% over the $0.39 per Unit paid in the third quarter of 2002.
- During the first nine months of 2003 the Fund paid out 86% of cash available for distribution with the balance, or $10.1 million retained to fund capital expenditures.
- Natural gas production volumes increased by 22% in the third quarter averaging 58.7 mmcf/d with light oil and NGLs production rising by 23% to 2,623 bbls/d as compared to the third quarter of 2002. Production in the third quarter also increased by over 1,000 boe/d or 12% compared to the second quarter of 2003 as a result of the Fund's active drilling program.
- The Fund drilled 120 net wells (127 gross) in the first nine months of 2003 achieving a success rate of 98% consisting of 120 natural gas wells, 4 oil wells and 3 D&A wells.

On November 12, 2003 the Fund announced the acquisition of 100% of the outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for total consideration of $102.5 million comprised of $69.5 million in cash and the assumption of $33.0 million in net debt. The acquisition is scheduled to close on or before December 16, 2003 and will be financed through the issue of 5.1 million Advantage Trust Units at $15.75 per Unit and the issue of $60 million principle amount 8.25% subordinated convertible debentures which are convertible at $16.50 per Unit. The highlights of the acquisition are:

- MarkWest production is weighted 91% towards natural gas.
- The acquisition increases the Fund's per Unit production by 17%.
- Attractive valuation of approximately $23,000 per daily boe of production.
- The transaction is highly accretive to 2004 cash flow.
- MarkWest's current production is 4,448 boe/d comprised of 24.2 mmcf/d of natural gas and 415 bbls/d of light oil and NGLs.
- 98% of the acquired production is focused in the two core areas of Bantry (Southeast Alberta) and Nevis (Central Alberta) where Advantage has extensive operating experience and where over 200 low risk drilling and recompletion opportunities exist to increase both production and reserves.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)

	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2003	Nine months ended Sept. 30, 2002
Financial				
Revenue before royalties	$ 40,863	$ 21,449	$122,596	$ 62,548
per Unit (1)	$ 1.32	$ 0.79	$ 4.13	$ 2.33
per boe	$ 35.81	$ 21.85	$ 37.59	$ 22.46
Cash flow from operations	$ 24,567	$ 10,600	$ 73,918	$ 32,180
per Unit (1)	$ 0.79	$ 0.39	$ 2.49	$ 1.19
per boe	$ 21.53	$ 10.79	$ 22.67	$ 11.55
Cash available for distribution (3)	$ 23,581	$ 10,600	$ 70,609	$ 32,180
per Unit (2)	$ 0.76	$ 0.39	$ 2.38	$ 1.19
per boe	$ 20.67	$ 10.79	$ 21.65	$ 11.55
Net income	$ 9,609	$ 5,357	$ 46,044	$ 9,285
per Unit (1)	$ 0.28	$ 0.20	$ 1.49	$ 0.34
Cash distributions	$ 21,507	$ 10,569	$ 60,477	$ 32,249
per Unit (2)	$ 0.69	$ 0.39	$ 2.02	$ 1.19
Working capital (deficit)	$(12,078)	$ (9,032)	$(12,078)	$ (9,032)
Bank indebtedness	$126,366	$104,469	$126,366	$104,469
Convertible debentures	$43,549	$ -	$ 43,549	$ -
Operating				
Production				
Natural gas (mcf/d)	58,686	48,259	55,053	43,813
Light oil and NGLs (bbls/d)	2,623	2,140	2,770	2,166
Heavy oil (bbls/d)	-	489	-	733
boe (6:1)	12,404	10,672	11,945	10,201
Average prices (including hedging)				
Natural gas ($/mcf)	$ 5.96	$ 3.01	$ 6.20	$ 3.19
Light oil & NGLs ($/bbl)	$ 36.04	$ 34.89	$ 38.95	$ 32.52
Heavy oil ($/bbl)	-	$ 27.06	-	$ 25.92
Supplemental (000s)				
Trust Units outstanding - end of period	31,318	27,099	31,318	27,099
Trust Units issuable for Convertible Debentures	2,783	-	2,783	-
Trust Units outstanding and issuable for Convertible Debentures - end of period	34,101	27,099	34,101	27,099
Weighted average Units	31,069	27,099	29,676	26,842

(1) based on weighted average number of Trust Units outstanding

(2) based on number of Trust Units outstanding at each cash distribution date

(3) cash flow from operations less interest on convertible debentures

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended September 30, 2003 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the period ended December 31, 2002.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions per Unit for the three months ended September 30, 2003 increased by 77% over the third quarter of 2002 to $0.69 per Unit or $21.5 million comprised of $0.23 per Unit for each of July, August and September. The amount distributed for the quarter represents 91% of total cash available for distribution. Year to date, the Fund has distributed $60.5 million or $2.02 per unit representing 86% of cash available for distributions. The remaining cash withheld of $10.1 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $129.5 million or $5.20 per Unit.

PRODUCTION

During the three months ended September 30, 2003 Advantage's natural gas production increased by 22% to 58.7 mmcf/d compared to 48.3 mmcf/d for the quarter ended September 30, 2002 and by 6.8 mmcf/d or 13% over the second quarter of 2003 . The increase in natural gas production is due to i) successful drilling programs, the most significant of which were conducted at Medicine Hat and Shouldice, ii) a 2002 property exchange transaction in the Vermilion area and iii) the acquisition of Best Pacific Resources in November of 2002.

Crude oil and natural gas liquids production averaged 2,623 bbls/d in the third quarter of 2003 compared to 2,629 bbls/d for the quarter ending September 30, 2002. Production of light oil and NGLs increased by 23% to 2,623 bbls/d from 2,140 bbls/d in the third quarter of 2002. This increase in light oil and NGLs production is attributed to successful drilling at Benson, Saskatchewan and from the acquisition of Best Pacific in November 2002. The decline in heavy oil production is the result of a swap transaction in which Advantage disposed of 100% of its heavy oil production for additional working interests in natural gas properties at Vermilion. Heavy oil production for the three months ended September 30, 2002 was 489 bbls/d.

PRICES

During the three months ended September 30, 2003 Advantage's natural gas price averaged $5.85 per mcf ($5.96 per mcf including hedging) compared to $3.10 per mcf ($3.01 per mcf including hedging) in the third quarter of 2002. During the three months ended September 30, 2003 the Fund recorded natural gas hedging gains of $572,000. For the three months ended September 30, 2003 AECO daily prices averaged $5.84 per mcf, up 85% from $3.15 per mcf in the same period in 2002.

Natural gas prices have softened since the near record highs reached in the first quarter of 2003. Prices weakened in the second and third quarters due to the historically high level of injections into natural gas storage that have occurred over the past couple of months. Higher than normal injections have been caused by (i) below normal summer temperatures that has cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning and (ii) switching away from natural gas to lower cost fuels. Natural gas storage levels are now slightly above the historic five year average entering into the traditional winter heating season. The Fund remains bullish on natural gas for the remainder of 2003 and into 2004. The significant environmental advantages of natural gas compared to alternative fuels, the continued decline in supply of natural gas in North America and the approach of the winter heating season will all impact the delicate imbalance between supply and demand of natural gas.

Crude oil and NGLs prices averaged $36.27 per barrel ($36.04 per barrel including hedging) in the third quarter of 2003 compared to $37.82 per barrel ($33.43 per barrel including hedging) in the three months ended September

30, 2002. Third quarter 2003 prices for WTI crude oil averaged US$30.20 per barrel, 7% higher than the US$28.31 per barrel realized during the third quarter of 2002.

Crude oil prices continued to be strong during the third quarter of 2003. Factors that affect the continued strength of crude oil include (i) Iraq's slower than anticipated return to full production capacity, (ii) low inventory levels, (iii) strong world oil demand and (iv) continued conflict in several OPEC countries. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2004.

HEDGING

Advantage's third quarter 2003 prices include hedging gains of $572,000 for natural gas and $57,000 of hedging losses for crude oil. Advantage has hedged approximately 25% of natural gas production for the balance of 2003 at an average floor price of $6.98 per mcf and a ceiling price of $8.93 per mcf. The Fund currently has no hedges in place for 2004. Advantage will continue to monitor the markets with a view to layer in hedges over the winter months on a portion of its production in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the third quarter of 2003 Advantage's royalties amounted to $6.4 million (15.8% of pre-hedged revenue) as compared to $4.2 million (18.3% of pre-hedged revenue) in the third quarter of 2002. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates. The decline in the royalty from 2002 reflects a higher proportion of Advantage's production coming from lower rate properties.

OPERATING COSTS

Operating costs for the three months ended September 30, 2003 amounted to $7.2 million or $6.27 per boe compared to $4.9 million or $4.97 per boe in the third quarter of 2002. Operating costs have increased in 2003 due to higher power costs, higher than expected property taxes and higher field costs associated with short supply of services and materials. Advantage's increased operating costs in 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative expense in the third quarter of 2003 amounted to $0.6 million or $0.55 per boe compared to $0.5 million or $0.54 per boe in the third quarter of 2002.

Management fees for the three months ended September 30, 2003 amounted to $0.4 million or $0.36 per boe compared to $0.2 million or $0.19 per boe in the third quarter of 2002. Management fees increased due to the significant increase in cash flow.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Funds performance for the first nine months of 2003 as the actual amount is calculated and paid on an annual basis only. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Interest expense for the three months ended September 30, 2003 amounted to $1.5 million ($1.34 per boe) compared to $1.2 million ($1.26 per boe) for the third quarter of 2002. Higher interest expense in the third quarter of 2003 is the result of higher bank debt balances in 2003.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $189,000 for the three months ended September 30, 2003 compared to a refund of $161,000 for the same period of 2002. Capital taxes are determined

based on debt and equity levels at the end of the year. For the three months ended September 30, 2003 a future income tax recovery of $3.5 million was included in income compared to a $11.4 million recovery for the comparable period in 2002. The future income tax recovery recorded in the first nine months of 2003 includes a benefit of $11.7 million resulting from Bill C-48, an act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of resource allowance, to be phased in over the next five years.

CASH FLOW NETBACK

Advantage's cash flow available for distributions during the three months ended September 30, 2003 averaged $20.67 per boe as compared to $10.79 per boe for the three months ended September 30, 2002. The higher netback realized in the third quarter of 2003 is primarily due to higher natural gas and crude oil prices partially offset by increased royalties and operating costs.

Breakdown of cash flow per boe	Three months ended Sept. 30		Nine months ended Sept. 30	
	2003	2002	2003	2002
Crude oil and natural gas sales	$ 35.36	$ 23.33	$ 39.76	$ 23.72
Hedging gains (losses)	0.45	(1.48)	(2.17)	(1.26)
Government and other royalties	(5.59)	(4.26)	(6.47)	(4.20)
Operating costs	(6.27)	(4.97)	(5.61)	(4.72)
General and administrative	(0.55)	(0.54)	(0.73)	(0.64)
Management fees	(0.36)	(0.19)	(0.38)	(0.20)
Interest and taxes	(1.51)	(1.10)	(1.74)	(1.15)
Cash flow from operations	$ 21.53	$ 10.79	$ 22.66	$ 11.55
Interest on convertible debentures	(0.86)	-	(1.01)	-
Cash available for distribution	$ 20.67	$ 10.79	$ 21.65	$ 11.55

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and site restoration rate for the third quarter of 2003 was $11.50 per boe compared to $10.64 per boe for the third quarter of 2002. The higher per boe rate in 2003 reflects capital additions incurred in the first nine months where reserves have not yet been assigned.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2003 were $17.0 million. A total of 30.8 net wells were drilled during the third quarter and 119.7 net wells drilled for the nine months ended September 30, 2003 with a year to date success rate of 98%. Expenditures during the quarter were made primarily in the Medicine Hat, Wainwright and Shouldice areas.

At Medicine Hat the Fund drilled 66, 100% working interest wells to September 30th. An additional 67 well program is expected to commence late in the fourth quarter of 2003 and be on production by the end of the first quarter of 2004. The 2003 drilling program at Medicine Hat has added approximately 10.2 mmcf/d of new natural gas production.

At Wainwright, Alberta the Fund drilled 9.6 net (10 gross) natural gas wells in the third quarter and 22.9 net (25 gross) wells year to date. The 2003 drilling program at Wainwright has added approximately 2.0 mmcf/d of natural gas production.

At Shouldice, Alberta during the summer the Fund reconfigured the gathering system and added significant compression in order to increase capacity for the fall drilling program. During the third quarter Advantage drilled 11.1 net (12 gross) wells of a 20 well program with the remaining wells expected to be completed during the fourth quarter.

Working capital at September 30, 2003 was a deficit of $12.1 million. Total bank debt outstanding was $126.4 million. Early in the fourth quarter the Fund increased its credit facility from $170 million to $180 million. At September 30, 2003 the Fund has unutilized line of credit of $53.6 million.

On July 8, 2003 Advantage issued $30 million principle amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligation by the issuance of Trust Units. Issue costs associated with the convertible debentures approximated $1.5 million. The net proceeds of the debenture offering will be used to fund drilling and exploitation capital expenditures in the Trust's core areas and, in the interim, will be used to reduce outstanding indebtedness under the Trust's credit facilities.

During the first nine months of 2003 $41.5 million of the Funds original $55 million 10% convertible debentures were converted resulting in the issuance of 3,116,580 Advantage Trust Units. At September 30, 2003 the Fund has $13.5 million 10% convertible debentures outstanding. The 10% debentures are convertible into Advantage Trust Units at a price of $13.30 per Unit plus accrued and unpaid interest.

On November 12, 2003 Advantage announced that they had entered into an acquisition agreement pursuant to which Advantage will, subject to certain conditions and adjustments, purchase all of the shares of MarkWest Resources Canada Corp. ("MarkWest") for total consideration of $102.5 million comprised of $69.5 million in cash and the assumption of $33.0 million of net debt. In addition, Advantage has agreed to pay an additional $2.5 million if certain undeveloped lands are earned by MarkWest through drilling by December 31, 2003. The acquisition is effective October 1, 2003 and is expected to close on or before December 16, 2003. The acquisition will be financed through the issuance of 5.1 million Advantage Trust Units at $15.75 per Unit and the issuance of $60 million principle amount 8.25% convertible unsecured subordinate debentures. Net proceeds of the Unit and Debenture offerings are expected to be $133.9 million with the excess proceeds of the offering over the MarkWest acquisition price to be applied to reduce bank debt and to fund future capital expenditures. The financing is expected to close on December 2, 2003.

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	September 30, 2003 (unaudited)	December 31, 2002
Assets		
Current assets		
Accounts receivable	$ 20,806	$ 24,057
Property and equipment	544,403	488,681
Accumulated depletion & depreciation	(136,209)	(100,889)
	408,194	387,792
	$ 429,000	$ 411,849
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 25,681	26,236
Cash distributions payable to Unitholders (note 3)	7,203	4,878
Bank indebtedness (note 1)	126,366	$ 114,222
	159,250	145,336
Provision for future site restoration	6,271	5,396
Future income taxes	58,606	77,064
	224,127	227,796
Unitholders' equity		
Unitholders' capital (note 2i)	212,955	161,452
Convertible debentures (note 2ii)	43,549	55,000
Accumulated income	77,826	36,581
Accumulated cash distributions	(129,457)	(68,980)
	204,873	184,053
	$ 429,000	$ 411,849

Subsequent events (note 7)

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

(thousands of dollars) (unaudited)

	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2003	Nine months ended Sept. 30, 2002
Revenue				
Oil and natural gas	$ 40,863	$ 21,449	$122,596	$ 62,548
Royalties, net of Alberta Royalty Credit	(6,380)	(4,182)	(21,086)	(11,696)
	34,483	17,267	101,510	50,852
Expenses				
Operating	7,153	4,875	18,291	13,134
General and administrative	633	531	2,373	1,769
Management fee	410	186	1,248	566
Interest	1,531	1,236	4,918	3,004
Depletion, depreciation & site restoration	13,118	10,574	36,201	28,907
Non-cash performance incentive (note 6)	5,291	6,100	10,131	10,900
	28,136	23,502	73,162	58,280
Income (loss) before taxes	6,347	(6,235)	28,348	(7,428)
Future income tax recovery (note 4)	(3,451)	(11,431)	(18,458)	(16,912)
Current taxes (recovery)	189	(161)	762	199
Net income	9,609	5,357	46,044	9,285
Accumulated income, beginning of period	70,640	31,972	36,581	28,044
Cost on issuance of convertible debentures	(1,437)	-	(1,490)	-
Accumulated interest on convertible debentures	(986)	-	(3,309)	-
Accumulated income, end of period	$ 77,826	$ 37,329	$ 77,826	$ 37,329
Net income per Trust Unit				
Basic	$ 0.28	$ 0.20	$ 1.44	$ 0.34
Diluted	$ 0.28	$ 0.20	$ 1.40	$ 0.34

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars) (unaudited)

	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Nine months ended Sept. 30, 2003	Nine months ended Sept. 30, 2002
Operating Activities				
Net income	$ 9,609	$ 5,357	$ 46,044	$ 9,285
Add (deduct) items not requiring cash:				
Non-cash performance incentive (note 6)	5,291	6,100	10,131	10,900
Future income tax recovery	(3,451)	(11,431)	(18,458)	(16,912)
Depletion, depreciation and site restoration	13,118	10,574	36,201	28,907
Cash flow from operations	24,567	10,600	73,918	32,180
Changes in non-cash working capital	397	4,312	742	4,955
Cash provided by operating activities	24,966	14,912	74,662	37,135
Financing Activities				
Units issued, net of costs	52	(1)	(79)	18,429
Convertible debentures issued, net of costs	28,510	-	28,510	-
Interest on convertible debentures	(167)	-	(3,228)	-
Increase (decrease) in long-term debt	(12,993)	11,200	12,144	81,533
Cash distributions to Unitholders (note 3)	(21,420)	(10,569)	(58,152)	(32,415)
Cash (used in) provided by financing activities	(6,020)	630	(20,807)	67,547
Investing Activities				
Expenditures on property and equipment	(17,029)	(15,165)	(54,834)	(36,026)
Acquisition of Gascan Resources Ltd.	-	(64)	-	(63,768)
Property acquisitions	-	-	(894)	(3,800)
Changes in non-cash working capital	(1,917)	232	1,873	32
Cash used in investing activities	(18,946)	(14,997)	(53,855)	(103,562)
Net increase in cash	0	545	0	1,120
Cash (bank indebtedness), beginning of period	0	(314)	0	(889)
Cash, end of period	$ 0	$ 231	$ 0	$ 231
Cash taxes paid	$ 468	$ 434	$ 858	$ 1,104
Cash interest paid	$ 880	$ 897	$ 5,201	$ 3,178

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or "the Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the period ended December 31, 2002 as set out in Advantage's 2002 Annual Report.

1. BANK DEBT

Advantage has an agreement with a syndicate of three Canadian chartered banks which provides for a $170 million extendible revolving loan facility and a $10 million operating loan facility that matures on May 31, 2004. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows.

2. UNITHOLDERS' EQUITY

(i) Unitholders' Capital

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at December 31, 2002	27,098,782	$ 147,046
Non-cash performance incentive	1,102,163	14,406
Issued on conversion of 10% debentures	3,116,580	41,451
Unit issue costs	-	(79)
Non-cash performance incentive estimated (see note 6)	-	10,131
Balance at September 30, 2003	31,317,525	$ 212,955

On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the 2002 year end performance incentive fee.

(c) Trust Units Rights Incentive Plan	Number	Price
Balance at December 31, 2002	175,000	$ 10.58
Reduction of exercise price	-	(2.02)
Balance at September 30, 2003	175,000	$ 8.56

Due to the exercise price features in the Unit rights, management believes the fair value is not reliably determinable. Based on a September 30, 2003 unit price of $16.40, the increase in the intrinsic value of the Trust Unit Rights during the period was approximately $963,000 ($0.03 per Trust Unit).

(ii) Convertible Debentures

	10% debentures	9% debentures	Total debentures
Balance at December 31, 2002	55,000	-	55,000
Issued	-	30,000	30,000
Converted to Trust Units	(41,451)	-	(41,451)
Balance at September 30, 2003	13,549	30,000	43,549

On July 8, 2003 Advantage issued $30 million principle amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures have approximated $1.5 million and have been charged to accumulated income.

The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the nine months ended September 30, 2003 $41,451,000 debentures were converted resulting in the issuance of 3,116,580 Advantage Units.

3. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
July 31, 2003	July 31, 2003	Aug. 15, 2003	$ 7,140	$ 0.23
Aug. 31, 2003	Aug. 29, 2003	Sept. 15, 2003	$ 7,164	0.23
Sept. 30, 2003	Sept. 30, 2003	Oct. 15, 2003	$ 7,203	0.23
			$ 21,507	$ 0.69

4. INCOME TAXES

The future income tax recovery recorded in the first nine months of 2003 includes a benefit of $11.7 million resulting from Bill C-48, an act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of resource allowance, to be phased in over the next five years.

5. FINANCIAL INSTRUMENTS

As at September 30, 2003 the Fund has the following costless collar contracts outstanding:

Volume	**Effective Period**	**Floor Price**	**Ceiling Price**
Natural gas - AECO			
14,300 mcf/d	September 1, 2003 - December 31, 2003	$ 6.98/mcf	$ 8.93/mcf

As at September 30, 2003 the hedges had a positive settlement value of approximately $1.6 million.

6. NON-CASH PERFORMANCE INCENTIVE

The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At September 30, 2003 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first nine months performance as the actual amount is only calculated and paid on an annual basis. The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening Unit Price was $13.07. To determine the performance incentive, 10% of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year). It is expected that the fee will be paid to the Manager in Advantage Trust Units and therefore the estimated fee to September 30, 2003 of $10.1 million has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

7. SUBSEQUENT EVENTS

On November 12, 2003 Advantage announced that they had entered into an acquisition agreement pursuant to which Advantage will, subject to certain conditions and adjustments, purchase all of the shares of MarkWest Resources Canada Corp. ("MarkWest") for total consideration of $102.5 million comprised of $69.5 million in cash and the assumption of $33.0 million of net debt. In addition, Advantage has agreed to pay an additional $2.5 million if certain undeveloped lands are earned by MarkWest through drilling by December 31, 2003. The

acquisition is effective October 1, 2003 and is expected to close on or before December 16, 2003. The acquisition will be financed through the issuance of 5.1 million Advantage Trust Units @ $15.75 per Unit and the issuance of $60 million principle amount 8.25% convertible unsecured subordinate debentures. Net proceeds of the Unit and Debenture offerings are expected to be $133.9 million with the excess proceeds of the offering over the MarkWest acquisition price to be applied to reduce bank debt and to fund future capital expenditures. The financing is expected to close on December 2, 2003.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact: Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393
ADVANTAGE ENERGY INCOME FUND
3100, 150 – 6th Avenue SW
Calgary, Alberta
T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com E-mail: advantage@advantageincome.com